Exhibit 4.2

Description of Common Stock of Energy Services of America Corporation

We are authorized to issue 50,000,000 shares of common stock, par value $0.0001 per share. Our stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Our board of directors consists of 10 directors serving a term that expires on a yearly basis. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors. Our stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock. We have not paid regular cash dividends on our common stock to date although we have paid special cash dividends from time to time. The payment of cash dividends in the future will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition and subject to our ability to pay cash dividends to our preferred stockholders. The payment of dividends is within the discretion of our board of directors. Upon any liquidation, dissolution or winding up of Energy Services of America Corporation, the holders of our common stock would be entitled to receive, after payment or provision for payment of all debts and liabilities and the priority of the preferred stockholders, all of the assets of the Company available for distribution.

Delaware Anti-Takeover Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder,

for three years following the date that the stockholder became an interested stockholder. A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

•	our board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•	on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

This statute could prohibit or delay mergers or other change in control attempts, and thus may discourage attempts to acquire us.